June 16, 2005

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:	Tao Mineral, Ltd.
Amendment No. 2 to Form SB-2
Filed May 24, 2005
File No. 333-123560

Form SB-2

General

1.	We note your response to comment 1 in our prior letter dated May 16, 2005. Please revise to omit the references to “development stage” on pages F-2 and F-4.

	Answer:	The references to “development stage” have been removed on pages F-2 and F-4.

Risk Factors, page 5

2.
We note your response to comment 6 in our prior letter and your disclosure on page 24. Please revise to include a risk factor that discusses the fact that you have not entered into any verbal or written agreement with a qualified engineer. In this regard, please omit any mitigating language in the risk factor regarding Mr. Timmins’ indication that he is prepared to oversee your exploration program.

Answer:
A risk factor been added to disclose the fact that the Company has not entered into any verbal or written agreement with a qualified engineer and to remove any mitigating language regarding Mr. Timmins’ indication that he is prepared to oversee your exploration program.

If We Do Not Obtain Additional Financing, Our Business Will Fail, page 5

3.	Please indicate the cash available to you of the most recent practicable date.

Answer:	This risk factor has been revised to provide the cash as of the most recent practicable date.

4.
We note your response to comment 5 in our prior letter. Please revise the risk factor to note that you will require additional funding in order to cover your anticipated professional fees and general administrative expenses. Also, please note whether you will have to delay phase one if you do not receive additional funding to pay your professional fees and general administrative expenses.

Answer:

This risk factor has been revised to note that the Company will require additional funding in order to cover its anticipated professional fees and general administrative expenses and to disclose that the Company may need to delay phase one if it does not receive additional funding to pay its professional fees and general administrative expenses.

Plan of Operations, page 24

5.
We note your response to comment 18 in our prior letter. Please revise to clarify that you will make a decision on whether to proceed with each successive step or milestone upon completion of the previous step or milestone and on the analysis of the results of that prior step. Further, please revise to describe your plan of operations in the event that by mid-September you receive the results of the sample analysis and it does not contain significant mineralization. In addition, please revise to describe your plan of operations in the event that the geophysical study does not reveal significant mineralization.

Answer:

This section has been revised to clarify that the Company will make a decision on whether to proceed with each successive step or milestone upon completion of the previous step or milestone and on the analysis of the results of that prior step. In addition, it has been revised to disclose that the Company will rely on the results and conclusions of the report from the independent geologist to determine whether to pursue the exploration of the property if the report does not reveal significant mineralization. In the event the report indicates that the Company should not continue to explore the property, the Company intends to acquire other properties.

Financial Statements

6.	Please provide updated financial statements in your next amendment to comply with the requirements of Item 310(g) of Regulation S-B.

	Answer:	The financial statements have been updated through April 30, 2005 and comply with the requirements of Item 310(g) of Regulation S-B.

Very truly yours,

TAO MINERAL, LTD.

By: /s/ Don Axent
Don Axent